Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

October 20, 2016

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 5, 2016 with respect to the Amendment and the registration of the following new series of the Trust: Pacer US Cash Cows 100 ETF, Pacer Developed Markets International Cash Cows 100 ETF, and Pacer Emerging Markets Cash Cows 100 ETF (collectively, the “Funds”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

All Funds

Comment 1.	The Staff believes that the use of the term “cash” in each Fund’s name is problematic and may violate Rule 2a-7(b)(3) under the Investment Company Act of 1940 (the “1940 Act”). Please revise each Fund’s name to exclude the word “cash”.

Response:	Section 35(d) of the Investment Company Act of 1940 (the “Act”), in substance, prohibits registered investment companies from adopting any name that the Commission finds is deceptive or misleading. Section 35(d) authorizes the Commission, by rule, to define which names are materially deceptive or misleading.

The Commission adopted Rule 2a-7(b)(2) and (b)(3) to implement section 35(d). Rule 2a-7(b)(2) provides in relevant part that a fund’s name would be materially deceptive or misleading under section 35(d) if the name includes the phrase “money market” or the name “suggests that [the fund] is a money market fund or the equivalent of a money market fund,” unless the fund is a money market fund and satisfies the applicable requirements under rule 2a-7. Rule 2a-7(b)(3) provides that “a name that suggests that a registered investment company is a money market fund or the equivalent thereof includes one that uses such terms as ‘cash,’ ‘liquid,’ ‘money,’ ‘ready assets’ or similar terms.”

In adopting similar rules to implement section 35(d), the Commission has stated that the general test of whether a particular fund name is misleading under section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1

The Trust is sensitive to the Commission’s concerns about avoiding investor confusion, particularly with respect to money market funds and similar products. However, the Trust notes that the phrase “cash cows” is a phrase well understood by investors and the general public as referring to companies, products, or business ideas that generate free cash flow. Specifically, the Trust notes that the phrase “cash cows” has historically been used by issuers in registration statements2 and shareholder communications3 and by the public in comments on Commission proposals.

Specific examples of the common usage of the phrase “cash cows” include the following:
1 Investment Company Names; Final Rule, 66 Fed. Reg. 8509 at text accompanying n. 44 (Feb. 1, 2001).

•	Investopedia defines “cash cows” as “a business, product or asset that, once acquired and paid off, will produce consistent cash flow over its lifespan.”[4]
•	Merriam-Webster defines “cash cow” as “someone or something that makes a lot of money for a business, organization, etc.”[5]
•	The New York Times used the phrase “cash cows” in reference to fundraising projects in its article “Cash Cows, From Pizza to Parking”.[6]
•	The USA Today has used the phrase “cash cows” to reference profitable business products: “For years, Microsoft milked its cash cows (enterprise software sales)…”[7]
•	The United States District Court for the Eastern District of New York, in a case involving the Commission, used “cash cows” to refer to profitable financial products sold by certain financial institutions: “These collateralized-debt obligations (“CDOs”) became cash cows for several major Wall Street houses…”[8]
For the avoidance of doubt, the following disclosure has been added after the first sentence in each Fund’s summary section under “Principal Investment Strategies of the Fund—The Index”: “Companies with high free cash flow yields are commonly referred to as ‘cash cows’.”
More importantly, the Trust is not aware of any use of the phrase “cash cows” in any context that has been or could be confused for relating to a money market fund. To emphasize that the Funds are not money market funds, the following disclosure will be added to the cover of the Funds’ prospectus: “The Funds offered through this Prospectus are not money market funds and do not seek to maintain a fixed or stable NAV of $1.00 per share.”
The Trust also notes that there is precedent for the Staff approving fund names that include the word “cash” in a context not reasonably likely to suggest the fund is a money market fund. Specifically, the Staff permitted two funds to use the word “cash” in their names when the Staff declared their initial registration statement effective in 2014: the TrimTabs U.S. Free-Cash-Flow ETF and TrimTabs Intl Free-Cash-Flow ETF.9 The Trust does not believe that the Funds’ names raise any concerns different than those of the TrimTabs funds.
The Trust further believes, as the Commission has also stated,10 that it would be unreasonable for an investor to base his or her understanding of the Fund’s investments on a single word in the Fund’s name to the exclusion of all other words. The Trust believes that the determination of whether a word is materially deceptive or misleading must be based on a reasonable investor’s expectations from the use of such word.  Given the full name of each Fund, the information included in the Funds’ Prospectus, and the information in this letter, the Trust believes that the phrase “cash cows” in each Fund’s name cannot reasonably be construed as being “materially deceptive or misleading.”

_________________________
2 E.g., Credit Suisse Opportunity Funds, Post-Effective Amendment No. 69 to the Registration Statement on Form N-1A (File No. 33-92982) (February 26, 2016) (“Credit Suisse starts by classifying companies according to life cycle stage (which Credit Suisse identifies as start-up, growth, cash cow, fading winner, restructuring, financials).”) (emphasis added).
3 E.g., The Advisors’ Inner Circle Fund, Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR (File No. 811-06400), Annual Report of The Sands Capital Global Growth Fund (dated October 31, 2015) (“…we believe Baidu’s core search business is a proverbial cash cow, whose profits can support the company’s investment in this area for many years…”) (emphasis added).
4 http://www.investopedia.com/terms/c/cashcow.asp.
5 http://www.merriam-webster.com/dictionary/cash%20cow.
6 Sara Ivry (Nov. 15, 2004), available at http://www.nytimes.com/2004/11/15/giving/cash-cows-from-pizza-to-parking.html.
7 Jon Swartz and Marco della Cava (Sept. 6, 2016), available at http://www.usatoday.com/story/tech/news/2016/09/06/incremental-apple-should-swing-fences/89562994/ (internal quotations omitted).
8 S.E.C. v. Cioffi, 868 F.Supp.2d 65 (2012).
9 TrimTabs ETF Trust, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-198603) (filed December 15, 2014) (declared effective December 19, 2014).
10 Investment Company Names, Release No. IC-22530 (February 27, 1997), at I.

Because the Trust does not believe that Funds’ names would lead a reasonable investor to conclude that they are money market funds or the equivalent thereof, the Trust respectfully declines to change the name of the Funds.

Comment 2.	Please provide the details of the Fund’s fee table.

Response:	Each Fund’s fee table is as follows:

Pacer US Cash Cows 100 ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%
* Estimated for the current fiscal year.

Pacer Developed Markets International Cash Cows 100 ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year.

Pacer Emerging Markets Cash Cows 100 ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year.

Comment 3.	Please confirm that each Fund’s underlying index is rules-based despite their reliance on “projected” free cash flows and earnings “estimates”.

Response:	Neither the Trust nor the Funds created or maintain each Fund’s Index. Rather, Index Design Group (the “Index Provider”), an affiliate of the Funds’ investment adviser, created and maintains each Index, and also engages an independent third party calculation agent. While the Index methodology involves a number of steps and calculations, the Trust is informed that each Index is governed by the formulaic rules-based methodology that determines the process for selecting and weighting the securities included in the applicable Index, as outlined in the written Index methodology, as opposed to discretionary implementation of such rules. The Trust notes that the Index Provider utilizes third-party datasets to obtain consensus earnings estimates and cash flow projections, rather than calculating such information itself.

Comment 4.	Please confirm whether each Fund will invest in small cap companies as part of its principal investment strategies, and if so, add appropriate strategy and risk disclosure. The Staff notes that each of the Russell 1000 Index, FTSE All-World Developed ex US Index, and FTSE Emerging Markets Index includes small capitalization companies. Additionally, please disclose the market cap range of each Index as of a recent date.

Response:	Information regarding the market cap range of each Index as of a recent date has been added to the Prospectus in response to Item 9 of Form N-1A. The Trust confirms that the Funds will not invest in small cap companies as part of their principal investment strategies. The Trust further notes that the indices listed above are not the underlying indices of the Funds, and neither the indices referenced above nor the Funds’ underlying indices are principally composed of small cap companies. Consequently, the Trust respectfully declines to add the suggested disclosure regarding small cap companies.

Comment 5.	Please disclose how companies in each Index are screened if earnings information is not available.

Response:	The following disclosure has been added for each Fund: “Companies with no forward year estimates available for free cash flows or earnings will remain in the Index universe.”

Comment 6.	Please confirm whether each Index will always be comprised of at least 100 companies and explain what would happen if less than 100 companies qualified for inclusion in an Index.

Response:	The Trust notes that each Index is expected to be comprised of at least 100 companies. The Trust further notes that it expects that, if less than 100 companies qualified for inclusion in an Index, all qualifying companies would be included in the Index.

Comment 7.	Please consider adding additional detail with respect to the weighting methodology for each Index.

Response:	The Trust notes that the disclosure for each Index states that “companies included in the Index are weighted based on their trailing twelve month free cash flow”. Such disclosure has been revised to read as follows: “companies included in the Index are weighted in proportion to their trailing twelve month free cash flow”.

Comment 8.	The Staff notes that each Fund may invest up to 20% of its assets in cash and cash equivalents. Such investments would likely result in the Fund’s performance not correlating with that of its Index. Please explain why such investments would be appropriate.

Response:	The Trust notes that the Adviser’s exemptive relief states that “Each Fund may also invest up to 20% of its assets in…cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.” The Trust further notes that such investments, whether in cash, cash equivalents, other investment companies, or securities not included in the applicable Index, will only be made for the purpose of helping the Fund track its Index. The Trust does not expect, and does not believe that investors interpret the above-referenced disclosure to mean, that a Fund will invest a significant portion of its assets in such investments. However, a Fund may do so if the Adviser believes it will help the Fund track its Index.

Comment 9.	Please confirm whether each Fund’s investments in other investment companies is expected to result in acquired fund fees and expenses.

Response:	While each Fund may invest in other investment companies as part of its principal investment strategy, such investments are not initially anticipated by the Adviser. Consequently, no line item for acquired fund fees and expenses has been included in the fee table for each Fund.

Comment 10.	Please confirm whether each Fund’s Index is concentrated in a particular industry or group of industries.

Response:	The Trust confirms that as of September 30, 2016, each Index was not concentrated in any particular industry or group of related industries. However, because each Fund is not actively-managed to maintain or avoid any industry concentration, but rather is managed to track a rules-based index, the Trust believes that it is appropriate to disclose “Concentration Risk” as a principal risk of each Fund. The Trust further notes that it has not added disclosure that each Index is not currently concentrated in any particular industry or group of related industries because such disclosure could constitute a “negative strategy,” which is precluded from being included in a fund’s principal investment strategy disclosure pursuant to Instruction 3 to Item 9(b)(1) of Form N-1A.

Comment 11.	Please explain why an index fund would have high portfolio turnover.

Response:	As disclosed in the Amendment, each Fund tracks a rules-based Index that is reconstituted quarterly. Because each Index could have significant additions or deletions to the Index each quarter, each Fund may experience high portfolio turnover as a result of tracking the applicable Index.

Comment 12.	Please confirm that each Fund’s portfolio managers are “jointly” and primarily responsible for the day-to-day managed of the Fund.

Response:	The Trust so confirms.

Comment 13.	Please confirm that the Funds’ exemptive relief permits counting depositary receipts representing shares of component securities of the applicable index toward the policy to invest at least 80% of a fund’s total assets in component securities of the applicable index.

Response:	The Trust so confirms.

Comment 14.	With respect to each Fund other than the Pacer US Cash Cows 100 ETF, please add risk disclosure that a Fund’s securities may trade at a greater premium or discount to NAV where the markets on which all or a portion of the Fund’s securities trade are closed when the Fund’s shares are listed and trade in an open market and there may be changes from such securities’ last quote to their value during the trading day.

Response:	The Trust notes that the requested disclosure can be found in the applicable Funds’ risk disclosure entitled “Shares of the Fun May Trade at Prices Other Than NAV.” Consequently, the Trust respectfully declines to add additional related disclosure.

Comment 15.	The Staff notes that there are a limited number of firms that act as Authorized Participants (“APs”) for ETFs. If Authorized Participants are required to post collateral to place creation unit orders, please add disclosure that the Fund has a limited number of financial institutions that may act as APs and, to the extent that those APs exit the business or are unable to process creation and/or redemption orders and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Response:	The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of investing in the Funds. However, the Trust further notes that a discussion of “Authorized Participants Concentration Risk” is included in the Prospectus under the heading entitled “Additional Non-Principal Risk Information” in response to Item 9 of Form N-1A. Consequently, the Trust respectfully declines to add additional disclosure.

Comment 16.	To the extent a Fund will be principally exposed to investments in particular sectors, please disclose such sectors in the strategy and risk disclosures.

Response:	The requested disclosure has been added to the Prospectus in response to Item 9 of Form N-1A. The Trust notes that the Funds’ strategies do not seek to invest in particular sectors, but rather, the rules of each Index may result in significant exposure to certain sectors from time to time.

Comment 17.	With respect to the Pacer Emerging Markets Cash Cows 100 ETF, the Fund’s “Geographic Concentration Risk” disclosure notes investments in Brazil, Russia, and Taiwan. However, the description of the FTSE Emerging Markets Index notes that the index is primarily invested in China, Taiwan, and India. Please reconcile these disclosures.

Response:	The Trust notes that the current disclosures are accurate in that the Fund’s Index is expected to have different geographic concentrations than the FTSE Emerging Markets Index, which is not the Fund’s underlying index. For greater clarity, the following sentence has been added to the above-referenced risk disclosure: “Because the Index is a subset of the FTSE Emerging Markets Index, the geographic concentrations of the Index, and consequently the Fund, may be different than those of the broader FTSE Emerging Markets Index.” Similar disclosure has been added for the Pacer Developed Markets International Cash Cows 100 ETF.

Comment 18.	Under “Additional Information About Each Index and the Underlying Indices—Russell 1000® Index,” please consider adding the minimum and maximum market capitalization for companies in the index.

Response:	The Trust notes that the Russell 1000 Index is not the Index for the Pacer U.S. Cash Cows 100 ETF and respectfully declines to add the suggested disclosure because doing so could mislead investors into assuming that the market capitalization exposure of the Russell 1000 Index is necessarily the market capitalization exposure for the Fund. The Trust notes that the current disclosure effectively conveys that the Russell 1000 Index is generally composed of the 1,000 largest U.S.-listed companies.

Comment 19.	Please note that discussion regarding the intraday indicative value (“IIV”) for the Fund should specifically note the source for each Fund’s IIV calculation, noting amounts included or excluded from such calculation (e.g., accruals) and whether prices from foreign markets are updated from their closing price (e.g., to adjust for currency rates). If other elements make the IIV a poor indicator of NAV, please consider disclosing such fact as a principal risk of investing in the Fund.

Response:	The Trust does not consider the differences between the IIV and a Fund’s NAV to be a principal risk of investing in the Funds, and consequently, no principal risk disclosure has been added. The Trust confirms that the information noted in the above comment is included in the second paragraph under “Share Trading Prices” in the Prospectus.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or Sean Graber of Morgan, Lewis & Bockius LLP at 215-963-5598.

Sincerely,
/s/ Joe M. Thomson
Joe M. Thomson, President